Exhibit 1.2

September 4, 2019

MR. MICHAEL Z. ANISE
Chief Financial Officer

MANUFACTURED HOUSING PROPERTIES INC.
136 Main St.

Pineville, NC 28134

Re: Amendment to Engagement Agreement

Dear Michael:

Reference is made to the engagement letter agreement dated April 30, 2019 (the “Agreement”) by and between Manufactured Housing Properties Inc. (the “Company”) and Digital Offering LLC, a FINRA and SEC registered broker-dealer (“Digital Offering”) relating to the proposed best efforts Regulation A offering by the Company of its securities (the “Securities”) which Securities may be convertible preferred stock, common stock, convertible debt or other securities and may be in the form of units that include warrants in each case as determined by the Company after consultation with Digital Offering.

The parties to the Agreement desire to amend the Agreement as follows:

1. Amendment. Section 2(a) of the Agreement is hereby deleted in its entirety and the following is hereby substituted in its stead:

“(a) As compensation to Digital Offering for its services hereunder, the Company agrees to pay Digital Offering, concurrently with each closing of the Offering, a cash placement fee (the “Placement Fee”) equal to 7% of the gross proceeds of the Offering. In addition, on the date of each closing of the Offering, the Company will issue to Digital Offering a five-year placement agent warrant (the “Agent Warrant”) for the purchase a number of Securities that is equal to the quotient of (i) five percent (5%) of the of the dollar amount of Securities sold at such closing divided by the price per share paid by investors for Securities sold at such closing, unless the Securities sold in the Offering are not priced, in which case, such amount would be divided by $2.50, which represents the conversion price per share of preferred stock sold by the Company in its last financing. The Agent Warrant will have an exercise price equal to $2.50, which is the conversion price per share of preferred stock sold by the Company in its last financing transaction. The Agent Warrant will contain customary terms and conditions, including without limitation, provisions for cashless exercise and the Agent Warrant will be registered under the offering statement for the Offering. Digital Offering understands and agrees that there are significant restrictions pursuant to Financial Industry Regulatory Authority, or FINRA Rule 5110 against transferring the Agent Warrant and the underlying Securities during the one hundred eighty (180) days after the qualification date of the offering statement for the Offering and by its acceptance thereof shall agree that it will not sell, transfer, assign, pledge or hypothecate the Agent Warrant, or any portion thereof, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such securities for a period of one hundred eighty (180) days following the qualification date of the offering statement for the Offering to anyone other than (i) an underwriter or selected dealer in connection with the Offering or (ii) a bona fide officer or partner of Digital Offering or of any underwriter or selected dealer; and only if any such transferee agrees to the foregoing lock-up restrictions. ”

DIGITAL OFFERING LLC,
1121 GLENNEYRE STREET, LAGUNA BEACH, CA 92651 TEL – (866) 209 1955
WEBSITE – WWW.DIGITALOFFERING.COM MEMBER FINRA/SIPC

2. Effect of the Amendment. Except as amended as set forth above, the Agreement shall continue in full force and effect.

3. Governing Law. This Amendment shall be governed and construed in accordance with the laws of the state of California applicable to contracts executed and to be wholly performed therein without giving effect to its conflicts of laws principles or rules. The Company and Digital Offering agree that any dispute concerning this Amendment shall be resolved exclusively through binding arbitration before FINRA pursuant to its arbitration rules. Arbitration will be venued in Los Angeles County or Orange County California USA (the “Agreed Forum”). Each of the Company and Digital Offering agree that the Agreed Forum is not an “inconvenient forum” for proceeding hereunder, and each hereby agree to the personal jurisdiction of the Agreed Forum and that service of process by mail to the address for such party as set forth in this letter (or such other address as a party hereto shall notify the other in writing) constitute full and valid service for such proceedings.

4. Modifications. This Amendment may not be modified or amended except in writing duly executed by the parties hereto.

5. Counterparts. For the convenience of the parties, this Amendment may be executed in any number of counterparts, each of which shall be, and shall be deemed to be, an original instrument, but all of which taken together shall constitute one and the same Amendment. Such counterparts may be delivered by one party to the other by facsimile, portable document format (“PDF”) or other electronic transmission, and such counterparts shall be valid for all purposes.

We look forward to working with you toward the successful conclusion of this engagement and developing a long-term relationship with the Company.

Very truly yours,

DIGITAL OFFERING LLC

                      By: /s/ Gordon McBean
Name: GORDON MCBEAN
Title: CEO

Agreed to and accepted as of the date first above written

MANUFACTURED HOUSING PROPERTIES INC.

By:  /s/ Michael Z. Anise
Name: MICHAEL Z. ANISE
Title: CFO